UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
Netsuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☒                    Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to transactions contemplated by the Agreement and Plan of Merger, dated as of July 28, 2016, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and, for certain limited purposes, Oracle Corporation:

•      Exhibit 99.1: Letter to Customers.

•      Exhibit 99.2: Frequently Asked Questions by Employees.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to Customers.
99.2	Frequently Asked Questions by Employees.